# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TOFUTTI BRANDS INC, CIK 0000730349
CUSIP: 88906B105
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 105 NEWFIELD AVENUE, 105 NEWFIELD AVENUE, EDISON, New Jersey (NJ), 08837
Date of event which requires filing of this statement: 04/17/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001994334-25-000002
Filed by CIK 0001994334

## Reporting persons
- A-6684 Ltd.
- A-6684 Capital Ltd.
- HNA (Noise and Vibration Control) Ltd.
- Mordechai Rapaport
- Holland Moran Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); member of a group; sole voting power 0; shared voting power 4,500; sole dispositive power 0; shared dispositive power 4,500; aggregate amount beneficially owned 4,500 (0.1% of the class)

## Item 1. Issuer
Name of issuer: TOFUTTI BRANDS INC
Address of issuer's principal executive offices: 105 NEWFIELD AVENUE, 105 NEWFIELD AVENUE, EDISON, NEW JERSEY, 08837.

## Item 2. Person Filing
Name of person filing:
A-6684 Ltd.,
A-6684 Capital Ltd.,
HNA (Noise and Vibration Control) Ltd.,
Mordechai Rapaport
Holland Moran Ltd.
Address of principal business office or, if none, residence:
(i) The principal executive office of A-6684 Ltd. is Mikha 24, Tel Aviv, 6311130 Israel.
(ii) The principal executive office of A-6684 Capital is Mikha 24, Tel Aviv, 6311130 Israel.
(iii) The principal executive office of HNA is Leon Schreiber St 10, Timorim, 510758634 Israel.
(iv) The principal executive office of Mr. Rapaport is Mikha 24, Tel Aviv, 6311130 Israel.
(v) The principal executive office of Holland Moran is Avraham Giron 15, Yehud-Monosson, 5621729 Israel
Citizenship:
Israel
Mr. Rapaport is also a U.S. citizen

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
A-6684 Ltd. - 400,000
A-6684 Capital Ltd. - 45,000
HNA (Noise and Vibration Control) Ltd. - 50,000
Mordechai Rapaport - 19,500
Holland Moran Ltd. - 4,500
Percent of class:
A-6684 Ltd. - 7.76%
A-6684 Capital Ltd. - 0.87%
HNA (Noise and Vibration Control) Ltd. - 0.97%
Mordechai Rapaport - 0.38%
Holland Moran Ltd. - 0.09%
Sole power to vote or to direct the vote:
A-6684 Ltd. - 0
A-6684 Capital Ltd. - 0
HNA (Noise and Vibration Control) Ltd. - 0
Mordechai Rapaport - 19,500
Holland Moran Ltd. - 0
Shared power to vote or to direct the vote:
A-6684 Ltd. - 400,000
A-6684 Capital Ltd. - 45,000
HNA (Noise and Vibration Control) Ltd. - 50,000
Mordechai Rapaport - 499,500
Holland Moran Ltd. - 4,500
Sole power to dispose or to direct the disposition:
A-6684 Ltd. - 0
A-6684 Capital Ltd. - 0
HNA (Noise and Vibration Control) Ltd. - 0
Mordechai Rapaport - 19,500
Holland Moran Ltd. - 0
Shared power to dispose or to direct the disposition:
A-6684 Ltd. - 400,000
A-6684 Capital Ltd. - 45,000
HNA (Noise and Vibration Control) Ltd. - 50,000
Mordechai Rapaport - 499,500
Holland Moran Ltd. - 4,500

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: A-6684 Ltd. is the parent holding company of, and holds 100% of the equity interests in, HNA (Noise and Vibration Control) Ltd and Holland Moran Ltd. All entities are companies organized under the laws of Israel.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: The members of the group are A-6684 Ltd., A-6684 Capital, HNA, Holland Moran and Mr. Rapaport.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit A: Identification of Relevant Subsidiary
Exhibit 99.1: Joint Filing Agreement, dated April 22, 2025 by and among Mr. Mordechai Rapaport, A-6684 Ltd., HNA (Noise and Vibration Control) Ltd., Holland Moran Ltd. and A-6684 Capital Ltd.

## Signatures
- A-6684 Ltd.: Mordechai Rapaport, Chairman and CEO (04/22/2025)
- A-6684 Capital Ltd.: Mordechai Rapaport, Sole Owner and CEO (04/22/2025)
- HNA (Noise and Vibration Control) Ltd.: Mordechai Rapaport, Chairman (04/22/2025)
- Mordechai Rapaport: Mordechai Rapaport, Mr Mordechai Rapaport (04/22/2025)
- Holland Moran Ltd.: Mordechai Rapaport, Chairman (04/22/2025)